Exhibit 4.1

Description of Securities

Common Stock

Each share of Common Stock shall have one (1) vote per share for all purpose. The Common Stock does not have any preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights for the Common Stock. Our Common Stock holders are not entitled to cumulative voting for election of Board of Directors.

Class A Preferred Stock

On August 2, 2017, the Company entered into a modification of the secured, promissory note with JBB Partners, Inc., a company controlled by Mr. Patrick Norris, originally entered into on April 11, 2017 (“Note”). The principal amount was increased by $550,000, to a total of $750,000, and the maturity date for all the sums advanced was extended to July 28, 2018. The Note, as amended and extended, was modified to be convertible into the Series A Preferred Stock, which itself is convertible into Common Stock of the Company. The Company paid interest on the Note during fiscal year 2017 in the amount of $0 from April 2017 to February 21, 2019.

The Series A Preferred Stock has certain dividend, liquidation, voting and conversion rights. When and as declared by the Company’s Board of Directors, the holders of Series A Preferred Stock is entitled to participate prior to any dividends paid on the Company’s common stock. The Series A Preferred Stock Original Issuance Price is $0.75 per share. In the event of any liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event (as defined in the Certificate of Designation), the holders of Series A Preferred Stock will be entitled to receive, prior to and in preference to the holders of Common Stock, an amount per share of Series A Preferred Stock equal to three (3) times the Series A Preferred Stock Original Issue Price, plus any declared but unpaid dividends thereon, which is the full principal amount of the Note of $750,000.

The Series A Preferred Stock will vote together with the Common Stock on an as-converted basis and not as a separate class, except as provided in the Certificate of Designation or required by law. The Company will not take the following actions, without the prior approval of the holders owning a majority of the issued and outstanding Series A Preferred Stock: (i) dissolve or liquidate the Company; (ii) amend, alter or repeal any provision of the Articles of Incorporation or bylaws of the Company in any manner that adversely affects the powers, privileges or preferences of the Series A Preferred Stock; (iii) reclassify, alter or amend any existing equity security of the Company that is pari passu with or junior to the Series A Preferred Stock; (iv) purchase or redeem any capital stock of the Company, other than (a) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized therein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (c) stock repurchased from former employees, directors or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; (v) create or issue any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $250,000; and (vi) enter into any transaction with a “related person” as defined in Item 404 of Regulation S-K under the Securities Exchange Act of 1934.

Holders of the Series A Preferred Stock have the right to convert shares of Series A Preferred Stock, at any time and from time to time, into such number of fully paid and non-assessable shares of Common Stock as is determined by the number of shares Series A Preferred Stock, divided by the product of (i) the Preferred Stock Conversion Price in effect at the time of conversion and (ii) 0.02. The “Preferred Stock Conversion Price” shall initially be equal to $0.75 (as an example: 10,000 shares of Series A Preferred Stock / (0.75 x 0.02) will equal 666,666.66 shares of Common Stock). Such Preferred Stock Conversion Price shall be subject to adjustment as in the event of stock split, merger, reorganization and certain dividend and distribution. There is no mandatory conversion or redemption right by the Company.